UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40805

VersaBank

(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002

London, Ontario N6A 5P2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 14, 2022, VersaBank issued a notice of change of auditors in accordance with National Instrument 51-102—Continuous Disclosure Obligations (NI 51-102), received a response letter from KPMG LLP dated December 14, 2022 and received a response letter from Ernst & Young LLP on December 20, 2022, copies of which are furnished as Exhibits 99.1, 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibits 99.1, 99.2 and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: December 20, 2022	By:	/s/ Brent T. Hodge
		Name:	Brent T. Hodge
		Title:	General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of change of auditors to KPMG LLP in accordance with National Instrument 51-102—Continuous Disclosure Obligations (NI 51-102).
99.2	Response letter from KPMG LLP dated December 14, 2022.
99.3	Response letter from Ernst & Young LLP dated December 20, 2022.